U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending February 29, 2004

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____            Form 40-F    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____               No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

1°	Press release issued by Cambior Inc. on February 3, 2004, announcing drilling results from the Gemini-Turgeon project;

2°	Press release issued by Cambior Inc. on February 18, 2004, announcing results regarding the fourth quarter of 2003 and the fiscal year 2003;

3°	Press release issued by Cambior Inc. on February 19, 2004, announcing a share selling program for small shareholders;

4°	Press release issued by Cambior Inc. on February 24, 2004, announcing Jipangu
Inc.'s divesture; and

5°	Press release issued by Cambior Inc. on February 27, 2004, announcing drilling results from the camp Caiman gold project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: March 5, 2004	By:	/s/ Lucie Desjardins
Lucie Desjardins
Corporate Secretary &
Senior Legal Counsel